UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number  1-12454

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RUBY TUESDAY, INC.
150 West Church Avenue
Maryville, TN 37801

Exhibit index appears at page 17.  This report contains a total of 18 pages.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Financial Statements
and Supplemental Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

                         Report of Independent Registered Public Accounting Firm

Participants and Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan:

We have audited the accompanying statements of net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole.  The supplemental schedule of Form 5500, Schedule H, line 4i- schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Louisville, Kentucky
May 25, 2012

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments at fair value:
Company stock fund	$2,037,553	$4,050,337
Mutual funds	22,487,711	21,010,402
Common/collective trust	4,160,520	3,730,574
Total investments at fair value	28,685,784	28,791,313
Notes receivable from participants	1,312,306	1,102,033
Contributions receivable:
Participants	111,042	–
Employer	–	305,340
	111,042	305,340

Net assets available for benefits before
adjustment to contract value	30,109,132	30,198,686

Adjustment to contract value:
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(105,432)	(80,306)
Net assets available for benefits	$30,003,700	$30,118,380

See accompanying notes to financial statements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2011

Investment loss:
Net depreciation in fair value of investments	$(2,979,418)
Dividends	388,632
Other income	106,663
Total investment loss	(2,484,123)

Interest on participant loans	54,446

Contributions:
Participants	2,819,017
Total contributions	2,819,017

Deductions:
Distributions to participants	(3,108,639)
Administrative expenses	(118,408)
Total deductions	(3,227,047)
Decrease in net assets available for benefits before transfers
from other plans	(2,837,707)
Net transfers from other plans	2,723,027
Net decrease	(114,680)
Net assets available for benefits at beginning of year	30,118,380
Net assets available for benefits at end of year	$30,003,700
See accompanying notes to financial statements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2011 and December 31, 2010

(1)	Description of the Plan

The following description of the Ruby Tuesday, Inc. Salary Deferral Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a voluntary, defined contribution plan covering all employees of Ruby Tuesday, Inc. (the “Company”), other than union employees, leased employees and highly compensated employees.  Employees are eligible to participate in the Plan after six months of service and age twenty-one or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The general administration of the Plan is the responsibility of the Plan Committee (the “Committee”) which consists of at least two persons and not more than seven persons appointed by the Company’s Board of Directors.

(b)	Contributions

Participants may contribute up to 50% of their annual pre-tax compensation as defined in the Plan subject to certain limits.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans and up to 10% of their annual compensation as after-tax contributions.  Participants age 50 and older may contribute catch-up contributions.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a Company stock fund, twenty seven mutual funds and a stable return fund as investment options for participants.  The Company will make matching contributions in an amount equal to a discretionary percentage to be determined by the Company.  Matching contributions shall not be made with respect to a participant’s deferrals that exceed the first six percent of the participant’s annual compensation.  Matching contributions may vary based on classes of participants and on the percentage of a participant’s deferral amount.  No matching contributions are made on either catch-up contributions or after-tax contributions.  Company contributions may be made in cash or in-kind, including shares of Company stock, at the discretion of the Company.  The maximum employee contribution to the Plan for the 2011 Plan year was $16,500.   An employer matching contribution of $305,340 was accrued for the 2010 Plan year and paid during the 2011 Plan year.  No other employer matching contributions were made during the 2011 Plan year.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and a pro rata allocation of the earnings and losses of the investment options, and charged with an allocation of administrative expenses, whether or not pro rata, in accordance with ERISA.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2011 and December 31, 2010

(d)	Vesting

Participants are immediately 100% vested in their own contributions plus any earnings thereon and become 100% vested in the matching Company contributions plus actual earnings thereon after the completion of 3 years of service or, if earlier, in the event of a termination of service due to death, disability, or retirement on or after age 65.

(e)	Payment of Benefits

On termination of service, whether due to death, disability, retirement, or otherwise, the participant or the beneficiary of the participant shall receive a lump-sum payment in cash.  A participant invested in the Company stock fund may request a distribution in kind from that fund.  The participant may withdraw at any time all or a portion of rollover amounts and after-tax contributions and related earnings.  The participant may request a withdrawal of all or a portion of deferral amounts and catch-up contributions if able to demonstrate hardship.

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, subject to reduction for certain prior outstanding loan balances, or 50% of their vested account balance at an interest rate as of December 31, 2011, at prime +1%. The loans are secured by one-half of the balance in the participant’s account. Loans outstanding at December 31, 2011 and 2010 had interest rates ranging from 4.25% to 9.50% for both years with maturity dates through April 6, 2021.

(g)	Forfeited Accounts

At December 31, 2011 and 2010, forfeited nonvested accounts totaled $0 and $39,319, respectively.  At December 31, 2011, the Plan's net assets available for benefits include $108,566 of unclaimed checks that have been distributed to participants or former participants of the plan. This balance is restricted and may not be used to pay administrative expenses or to reduce future employer contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of net assets available for benefits and the reported changes in such net assets available for benefits during the reported period. Actual results may differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See note 4 for discussion of fair value measurements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2011 and December 31, 2010

Net depreciation in the fair value of investments is reflected in the statement of changes in net assets available for benefits and includes realized gains and losses on investments bought and sold and unrealized gains and losses on investments held at year end.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Acquisitions costs are included in the cost of investments purchased and sales are recorded net of selling expenses.

(d)	Participant loans

Participant loans are valued at amortized cost.  Amortized cost represents unpaid loan principal plus accrued interest at year end.

(e)	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks, including short-term liquidity risk, associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

(f)	Plan Expenses

Administrative expenses of the Plan are paid by the Company to the extent not paid with Plan assets.

(g)	Payment of Benefits

Benefits are recorded when paid.

(h)	Subsequent Events

The Plan has evaluated subsequent events and determined that no disclosure is necessary.

(i)	Accounting Pronouncements Not Yet Adopted

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, which amends ASC Topic 820, “Fair Value Measurements and Disclosures,” to result in common fair value measurements and disclosures between accounting principles generally accepted in the United States of America and International Financial Reporting Standards.  The amendments explain how to measure fair value.  They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting.  The amendments change the wording used to describe fair value measurement requirements and disclosures, but often do not result in a change in the application of current guidance.  Certain amendments clarify the intent about the application of existing fair value measurement requirements, while certain other amendments change a principle or requirement for fair value measurement or disclosure.  This guidance is effective for reporting

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2011 and December 31, 2010

periods beginning after December 15, 2011.  The Plan does not anticipate that the adoption of this guidance will have an impact on the Plan’s financial statements.

(3)	Investments

The Plan’s investments are held by a trust that is administered by Wells Fargo Bank N.A.

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2011 and 2010 are as follows:

	2011	2010
Investments at fair value as determined by quoted market prices:
Company stock fund:
Ruby Tuesday, Inc. common stock pool	$ 2,037,553	$ 4,050,337
Mutual funds:
Wells Fargo Advantage Small Cap Value Fund	3,497,183	3,964,228
Wells Fargo Advantage Dow Jones Target 2040	2,294,496	2,229,445
American Capital World Growth and Income Fund	1,867,563	1,992,041
Wells Fargo Advantage Dow Jones Target 2030	1,741,726	1,559,634
Wells Fargo Advantage Dow Jones Target 2010	1,593,066	*
Investments at estimated fair value:
Common/collective trust:
Wells Fargo Stable Return Fund N6	*	3,730,574
Wells Fargo Stable Return Fund N4	4,160,520	**

* Less than 5% of plan’s net assets in applicable year
** This fund was not available in the 2010 plan year

During the year ended December 31, 2011, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held at year end) depreciated in value by $2,979,418 as follows:

Company stock fund	$ (1,794,737)
Mutual funds	(1,255,925)
Common/collective trust	71,244
Total	$ (2,979,418)

(4)	Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2011 and December 31, 2010

(Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Company stock fund:  Ruby Tuesday, Inc. common stock is traded on the New York Stock Exchange and is valued at the quoted market price on the last business day of the plan year.  The Company stock fund is unitized and includes money market funds in addition to Ruby Tuesday, Inc. common stock.

Mutual funds:  Stated at fair value based on quoted market prices on the last business day of the plan year.

Common/collective trust:  Valued in accordance with ASC 946, Financial Services – Investment Companies, which states that investment contracts held in a defined-contribution plan are required to be reported at fair value.  Fair value for these investments is reported at the net asset value by the underlying funds. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2011 and December 31, 2010

or assumptions to determine the fair value of certain financial instruments could result in a different fair measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011and 2010:

	Fair Value Measurements at December 31, 2011
	Level 1	Level 2	Level 3	Total
Investments:
Stable value funds	$ 	$ 4,160,520	$ 	$ 4,160,520
Ruby Tuesday, Inc. company stock fund	2,037,553			2,037,553
Large cap funds	4,150,863			4,150,863
Mid cap funds	1,731,644			1,731,644
Small cap funds	3,800,827			3,800,827
Target date funds	6,532,547			6,532,547
International equity	3,167,303			3,167,303
International fixed income bond funds	181,951			181,951
Fixed income bond funds	2,922,576			2,922,576
Total investments	$ 24,525,264	$ 4,160,520	$ 	$ 28,685,784

	Fair Value Measurements at December 31, 2010
	Level 1	Level 2	Level 3	Total
Investments:
Stable value funds	$ 	$ 3,730,574	$ 	$ 3,730,574
Ruby Tuesday, Inc. company stock fund	4,050,337			4,050,337
Large cap funds	6,184,738			6,184,738
Mid cap funds	1,555,577			1,555,577
Small cap funds	4,235,368			4,235,368
Target date funds	4,545,294			4,545,294
International equity	1,550,748			1,550,748
International fixed income bond funds	100,764			100,764
Fixed income bond funds	2,837,913			2,837,913
Total investments	$ 25,060,739	$ 3,730,574	$ 	$ 28,791,313

The Plan has $4,160,520 and $3,730,574 of investments in alternative investment funds as of December 31, 2011 and 2010, respectively, which are reported at fair value.  The Plan has concluded that the net asset value reported by the underlying funds approximates the fair value of the investment.  These investments are redeemable with the underlying funds at net asset value under the original terms of the partnership agreements and/or subscription agreements and operations of the underlying funds.  However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements.  Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the net asset value of the funds and,

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2011 and December 31, 2010

consequently, the fair value of the Plan’s interests in the funds.  Furthermore, changes to the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the funds.

Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable.  When transactions occur in this limited secondary market, they may occur at discounts to the reported net asset value.  Therefore, if the redemption rights in the funds were restricted or eliminated and the Plan were to sell these investments in the secondary market, it is reasonably possible that a buyer in the secondary market may require a discount to the reported net asset value, and the discount could be significant.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Plan may be terminated at any time by the Company’s Board of Directors. Upon termination, all assets are to be distributed to Plan participants or their beneficiaries in due course. Each participant would become 100% vested in their employer contributions on the date of termination.

(6)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended since receiving the determination letter, a timely filed application for an updated determination is pending before the Internal Revenue Service.  The Committee believes that the Plan is currently designed and being operated, in compliance with the applicable requirements of the IRC.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan.  The financial statement effects are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Committee has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Committee believes the Plan is no longer subject to income tax examinations for years prior to 2008.

(7)	Transactions with Parties In Interest

The Company stock fund invests in Company stock.  At December 31, 2011 and 2010, this fund held 283,281 and 300,045 shares of Company stock, respectively, with market values of $1,975,125 or $6.97 per share and $3,918,588 or $13.06 per share, respectively.  The Company stock fund also held $62,428 and $131,749 in the Wells Fargo Advantage Money Market Fund as of December 31, 2011 and 2010, respectively.

Certain Plan investments are shares of mutual funds, a common/collective trust, and a money market fund managed by Wells Fargo Bank, N.A.  Wells Fargo Bank, N.A. is the trustee as defined by the Plan, and therefore, transactions involving these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $76,326 for the year ended December 31, 2011.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2011 and December 31, 2010

(8)	Net Transfers from Other Plans

On February 2, 2011, Ruby Tuesday, Inc. acquired the remaining 50% of the membership interests of RT Western Missouri Franchise, LLC; RT Omaha Franchise, LLC; RT KCMO Franchise, LLC; and RT St. Louis Franchise, LLC; and the remaining 99% of the membership interests of RT Indianapolis Franchise, LLC; RT Portland Franchise, LLC; and RT Denver Franchise, LP.  Then, on May 4, 2011, Ruby Tuesday, Inc. acquired the remaining 50% of the membership interest of RT Minneapolis Franchise, LLC; and the remaining 99% of the membership interest of RT Las Vegas Franchise, LLC.  As a result of these acquisitions, participant account balances and other plan assets totaling $2,723,027 were merged with the Ruby Tuesday, Inc. Salary Deferral Plan on June 1, 2011.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to Form 5500 as of December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the accompanying financial statements	$ 30,003,700	$ 30,118,380
Adjustment from fair value to contract value for fully
benefit - responsive investments contracts	105,432	80,306
Net assets available for benefits per Form 5500	$ 30,109,132	$ 30,198,686

The following is a reconciliation of investment loss per the accompanying financial statements to Form 5500:

Total investment loss per the accompanying financial statements	$(2,484,123)
Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	25,126
Adjustment for interest on participant loans	54,446
Total investment loss per Form 5500	$(2,404,551)

Schedule

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN
Schedule of Assets (Held at End of Year)
Form 5500 Schedule H Part IV 4i
EIN: 63-0475239
Plan Number 001
December 31, 2011
Identity of Issuer, Borrower,			Current
Lessor or Similar Party	Description of investment	Cost	Value
Investments:
Company Stock Fund **:
Ruby Tuesday, Inc. common stock pool*	283,281 shares of common stock	$2,583,425	$2,037,553
Mutual Funds:
Wells Fargo Advantage Small Cap Value Fund*	117,355 shares of mutual fund	3,570,887	3,497,183
Wells Fargo Advantage Dow Jones Target 2040*	153,787 shares of mutual fund	1,778,180	2,294,496
American Capital World Growth and Income Fund	58,252 shares of mutual fund	1,481,068	1,867,563
Wells Fargo Advantage Dow Jones Target 2030*	125,756 shares of mutual fund	1,416,517	1,741,726
Wells Fargo Advantage Dow Jones Target 2010*	122,355 shares of mutual fund	1,619,347	1,593,066
Wells Fargo Advantage Total Return Bond Fund*	102,057 shares of mutual fund	1,327,398	1,313,469
Davis NY Venture Fund A	38,287 shares of mutual fund	1,260,634	1,244,327
Wells Fargo Advantage Index Fund*	26,232 shares of mutual fund	1,131,757	1,109,081
Dodge & Cox International Stock Fund	36,845 shares of mutual fund	1,280,851	1,077,340
Ridgeworth Mid Cap Value Equity Fund	92,521 shares of mutual fund	973,003	908,555
Pimco Total Return	80,240 shares of mutual fund	848,870	872,209
Prudential Jennison Mid Cap Growth Fund	29,618 shares of mutual fund	812,765	823,089
American Growth Fund of America Class	27,746 shares of mutual fund	687,737	791,330
Pimco High Yield	82,060 shares of mutual fund	736,736	736,898
American Funds Fundamental Investors	19,098 shares of mutual fund	698,941	674,745
Wells Fargo Advantage Dow Jones Target 2050*	54,510 shares of mutual fund	431,978	455,701
Wells Fargo Advantage Dow Jones Target 2020*	27,061 shares of mutual fund	317,212	372,088
MFS Value Fund Class R3	14,847 shares of mutual fund	256,114	331,380
Wells Fargo Advantage Emer Growth Fund*	25,262 shares of mutual fund	287,315	303,643
Oppenheimer Developing Market Fund	7,585 shares of mutual fund	256,015	222,400
Templeton Global Bond Fund	14,662 shares of mutual fund	197,299	181,951
Wells Fargo Advantage Dow Jones Target Today*	6,938 shares of mutual fund	69,619	75,135
Wells Fargo Advantage Dow Jones Target 2015*	18 shares of mutual fund	179	178
Wells Fargo Advantage DJ 2055 Admin*	8 shares of mutual fund	70	71
Wells Fargo Advantage Dow Jones Target 2025*	3 shares of mutual fund	33	33
Wells Fargo Advantage Dow Jones Target 2035*	3 shares of mutual fund	27	27
Wells Fargo Advantage Dow Jones Target 2045*	3 shares of mutual fund	27	27
	Total Mutual Funds	21,440,579	22,487,711
Common/collective trust:
Wells Fargo Stable Return Fund N4*	86,904 shares of fund	4,030,071	4,160,520
Participant Loans	Interest rates ranging from 4.25% to 9.50% with maturity dates through April 6, 2021	—	1,312,306
	Total	$28,054,075	$29,998,090
* Represents a party in interest in the Plan.
** Includes Wells Fargo Advantage Money Market balance of $62,428.
See accompanying report of independent registered public accounting firm.

SIGNATURES

Ruby Tuesday, Inc. Salary Deferral Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Date: May 25, 2012	/s/ Marguerite N. Duffy
Marguerite N. Duffy
Chair, Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan

Exhibit Index

Exhibit Number	Description	Page Number
23.1	Consent of KPMG LLP, Independent Registered	18
	Public Accounting Firm, dated May 25, 2012

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ruby Tuesday, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 033-20585 and 333-03153) on Form S-8 of Ruby Tuesday, Inc. of our report dated May 25, 2012 with respect to the statements of net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the year ended December 31, 2011, and the supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Ruby Tuesday, Inc. Salary Deferral Plan.

/s/ KPMG LLP

Louisville, Kentucky
May 25, 2012